Teva Announces Publication of ARM-TD Study Results in Neurology® for the
Investigational Use of Deutetrabenazine in Tardive Dyskinesia

Jerusalem, April 27, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced the publication of results from the Phase II/III study ARM-TD (Aim to Reduce Movements in Tardive Dyskinesia) in Neurology®, the medical journal of the American Academy of Neurology. The ARM-TD study evaluated the safety and efficacy of the investigational use of deutetrabenazine (SD-809) compared to placebo in the treatment of moderate to severe tardive dyskinesia (TD).

“Tardive dyskinesia is a chronic and debilitating condition that affects patients who are already suffering from significant primary psychiatric illnesses,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are pleased to share this publication with the scientific community.”

Randomized controlled trial of deutetrabenazine for tardive dyskinesia was published online ahead of print in Neurology®. The ARM-TD study and publication was led by Principal Investigators Hubert Fernandez, M.D., Professor of Neurology at the Center for Neurological Restoration at the Cleveland Clinic and Karen E. Anderson, M.D., Associate Professor of Psychiatry & Neurology at Georgetown MedStar University Hospital.

About the ARM-TD Study
The ARM-TD study was a 1:1 randomized, multi-center, double-blind, placebo-controlled, parallel-group study of 117 patients in the United States and Europe (104 patients completed the study) with moderate to severe tardive dyskinesia. Enrolled patients received either deutetrabenazine or placebo, which was titrated to optimal dosage over the course of six weeks, and then administered at that dose for another six weeks for a total treatment of 12 weeks.

The objectives of the study were to evaluate the efficacy of deutetrabenazine in reducing the severity of abnormal involuntary movements associated with tardive dyskinesia and to evaluate the safety and tolerability of titration and maintenance therapy with deutetrabenazine in subjects with drug-induced tardive dyskinesia.

About Tardive Dyskinesia
Tardive dyskinesia, a condition for which there are no approved therapies in the United States, is a movement disorder characterized by repetitive and uncontrollable movements of the tongue, lips, face, trunk and extremities. The often debilitating disorder affects about 500,000 people in the United States and is usually a result of treatment with widely used medications for psychiatric conditions such as schizophrenia and bipolar disorder.

About Deutetrabenazine
Deutetrabenazine, an investigational treatment for tardive dyskinesia, is an oral, small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. Deutetrabenazine is approved in the United States for the treatment of chorea associated with Huntington’s disease

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Statements Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

• our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

• our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to market AustedoTM successfully and realize its potential, our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

• our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

• our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

• compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

• other financial risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;
and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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